Exhibit 99.1

- MOGU Announces Fourth Quarter and Fiscal Year 2020 Unaudited Financial Results

-

- Live Video Broadcast Business (“LVB”) Maintains Robust Growth Momentum with GMV in the Fourth Quarter and Fiscal Year 2020 Increasing 54.1% and 91.6%, Respectively

- LVB GMV for the Fourth Quarter and Fiscal Year 2020 Accounted for 65.4% and 46.2% of the GMV, Respectively

- LVB Active Buyers in Fiscal Year 2020 Increased 44.9%

- Announces US$10 million Share Repurchase Program

HANGZHOU, China, May 29, 2020 /BUSINESS WIRE/ — MOGU Inc. (NYSE: MOGU) (“MOGU” or the “Company”), a leading online fashion and lifestyle destination in China, today announced its unaudited financial results for the fourth quarter and fiscal year 2020 ended March 31, 2020.

Mr. Qi Chen, Chairman and Chief Executive Officer of MOGU, commented, “The global fashion industry experienced a challenging quarter as a result of the COVID-19 outbreak. Apparel supply chains, merchant operations, and e-commerce logistics in China were all disrupted to various extents. Social distancing also weakened demand for fashion products. The live video broadcasting has become increasingly popular for many fashion brands and supply chain partners as a new form of sales. MOGU and our KOLs are well positioned and prepared to meet their growing demand.”

“Despite this unprecedented and challenging quarter, our LVB business maintained robust growth momentum with GMV increased by 54.1% in the fourth quarter of 2020 from the same period in 2019,” commented Mr. Raymond Huang, Chief Strategy Officer of MOGU. “LVB GMV accounted for the majority of our GMV for the second consecutive quarter which reflects the direction that we are heading towards. Over the past 12 months, we have been focusing our attention and resources on our innovative LVB e-commerce strategy and building supply chain infrastructure to empower and support our KOLs. As a result, LVB GMV surged by 91.6% in fiscal year 2020. We have clearly reached an inflection point where our LVB business will act as our main growth driver going forward. We will continue to execute our strategy and provide a differentiated, personalized and immersive shopping experience to our customers.”

Fourth Quarter Fiscal Year 2020 Highlights

•	Gross Merchandise Value (GMV1) for the fourth quarter of fiscal year 2020 was RMB2,420 million (US$341.8 million2), a decrease of 33.8% year-over-year.

[1]

GMV refers to the total value of orders placed on the MOGU platform regardless of whether the products are sold, delivered or returned, calculated based on the listed prices of the ordered products without taking into consideration any discounts on the listed prices. Buyers on the MOGU platform are not charged for separate shipping fees over the listed price of a product. If merchants include certain shipping fees in the listed price of a product, such shipping fees will be included in GMV. As a prudent matter aiming at eliminating any influence on MOGU’s GMV of irregular transactions, the Company excludes from its calculation of GMV transactions over a certain amount (RMB100,000) and transactions by users over a certain amount (RMB1,000,000) per day.

[2]

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2020, which was RMB7.0808 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

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•

Live Video Broadcast business continued to grow strongly with associated GMV for the fourth quarter of fiscal year 2020 increasing 54.1% year-over-year to RMB1,581 million (US$223.2 million). LVB associated GMV for the fourth quarter of 2020 accounted for 65.4% of total GMV for the fourth quarter of 2020.

•	Total revenues for the fourth quarter of fiscal year 2020 were RMB119.0 million (US$16.8 million), a decrease of 45.3% year-over-year.

Fiscal Year 2020 Highlights

•	GMV for fiscal year 2020 was RMB17,057 million (US$2,408.9 million), which remains stable as compared with fiscal year 2019.

•

Live Video Broadcast associated GMV for fiscal year 2020 increased 91.6% to RMB7,877 million (US$1,112.4 million). LVB associated GMV for fiscal year 2020 accounted for 46.2% of total GMV. Active buyers of LVB business in fiscal year 2020 increased by 44.9% year-over-year to 3.6 million.

•	Total revenues for fiscal year 2020 were RMB835.3 million (US$118.0 million), a decrease of 22.2% year-over-year.

Fourth Quarter Fiscal Year 2020 Financial Results

Total revenues decreased by 45.3% to RMB119.0 million (US$16.8 million) from RMB217.6 million during the same quarter of fiscal year 2019.

•

Commission revenues decreased by 43.0% to RMB66.3 million (US$9.4 million) from RMB116.5 million in the same period of fiscal year 2019, primarily due to the COVID-19 pandemic’s impacts on the delivery of the merchandise sold on the Company’s e-commerce platform, demand for the apparel, and the exemption of commission charge to brand merchants. Commission revenue from the LVB business grew significantly and was in line with the continued strong growth in LVB-associated GMV. The LVB business also continues to generate a stable commission rate, which was partially offset by a slowdown in the marketplace business.

•

Marketing services revenues decreased by 74.4% to RMB18.2 million (US$2.6 million) from RMB71.3 million in the same period of fiscal year 2019. The decrease was primarily due to the outbreak of the COVID-19 pandemic and the restructuring of the Company’s business towards its LVB business.

•	Other revenues increased by 15.4% to RMB34.4 million (US$4.9 million) from RMB29.8 million in the same period of fiscal year 2019, primarily due to an increase in the online direct sales.

Cost of revenues decreased by 4.0% to RMB58.6 million (US$8.3 million) from RMB61.1 million in the same period of fiscal year 2019, which was primarily due to the decrease of payment handling costs and IT-related expenses.

Sales and marketing expenses decreased by 56.1% to RMB78.2 million (US$11.0 million) from RMB178.2 million in the same period of fiscal year 2019, primarily due to optimized spending on user acquisition and branding expenses.

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Research and development expenses decreased by 42.6% to RMB32.8 million (US$4.6 million) from RMB57.2 million in the same period of fiscal year 2019, primarily as a result of headcount optimization.

General and administrative expenses decreased by 75.5% to RMB11.5 million (US$1.6million) from RMB46.8 million in the same period of fiscal year 2019, primarily due to the reversal of share-based compensation expenses.

Amortization of intangible assets increased by 93.5% to RMB87.1 million (US$12.3 million) from RMB45.0 million in the same period of fiscal year 2019, primarily due to an increase in the amortization of intangible assets recorded as a result of the business cooperation agreement that MOGU entered into with Tencent which became effective from April 2019.

Loss from operations was RMB149.1 million (US$21.1 million), compared to loss from operations of RMB168.1 million in the same period of fiscal year 2019.

Net loss attributable to MOGU Inc.’s ordinary shareholders was RMB141.9 million (US$20.0 million), compared to a net loss attributable to MOGU Inc’s ordinary shareholders of RMB140.8 million in the same period of fiscal year 2019.

Adjusted EBITDA3 was negative RMB83.6 million (US$11.8 million), compared to negative RMB87.4 million in the same period of fiscal year 2019.

Adjusted net loss4 was RMB79.3 million (US$11.2 million), compared to adjusted net loss of RMB67.7 million in the same period of fiscal year 2019.

Basic and diluted loss per ADS were RMB1.30 (US$0.18) and RMB1.30 (US$0.18), respectively, compared with RMB1.32 and RMB1.32, respectively, in the same period of fiscal year 2019. One ADS represents 25 Class A ordinary shares.

Cash and cash equivalents, Restricted cash and Short-term investments were RMB1,095.4 million (US$154.7 million) as of March 31, 2020, compared with RMB1,489.7 million as of March 31, 2019.

Fiscal Year 2020 Financial Results

Total revenues decreased by 22.2% to RMB835.3 million (US$118.0 million) from RMB1,074.3 million in fiscal year 2019.

•

Commission revenues decreased by 13.7% to RMB438.3 million (US$61.9 million) from RMB507.7 million in fiscal year 2019, primarily due to the restructuring of the Company’s business mix towards its LVB business and the outbreak of COVID-19. Commission revenue from the LVB business grew significantly and in line with the continued strong growth in LVB-associated GMV. The LVB business also continues to generate a stable commission rate, which was partially offset by a slowdown in the marketplace business.

[3]

Adjusted EBITDA represents net loss before (i) interest income, loss from investments, net, income tax benefits and share of results of equity investee, goodwill impairment and (ii) certain non-cash expenses, consisting of share-based compensation expenses, amortization of intangible assets, and depreciation of property and equipment. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release...

[4]

Adjusted net loss represents net loss excluding (i) loss from investments, net, (ii) share-based compensation expenses, (iii) goodwill impairment, (iv) amortization of intangible assets, (v) adjustments for tax effects. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

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•

Marketing services revenues decreased by 38.6% to RMB243.1 million (US$34.3 million) from RMB395.7 million in fiscal year 2019. The decrease was primarily due to the restructuring of the Company’s business mix towards its LVB business and the outbreak of COVID-19.

•

Other revenues decreased by 9.9% to RMB154.0 million (US$21.7 million) from RMB170.8 million in fiscal year 2019, primarily due to a decrease in technology supporting services the Company provided to its equity investee during the same quarter last fiscal year when they hadn’t established their back office technology supporting functions.

Cost of revenues decreased by 6.4% to RMB293.8 million (US$41.5 million) from RMB313.8 million in fiscal year 2019, which was primarily a result of a decrease in payment handling costs, which were partially offset by an increase in IT-related expenses associated with the LVB business.

Sales and marketing expenses decreased by 17.6% to RMB613.2 million (US$86.6 million) from RMB743.7 million in fiscal year 2019, primarily due to optimized spending on user acquisition activities and user incentive programs, which were partially offset by an increase in branding and marketing activities.

Research and development expenses decreased by 27.6% to RMB171.1 million (US$24.2 million) from RMB236.4 million in fiscal year 2019, primarily as a result of headcount optimization.

General and administrative expenses decreased by 23.9% to RMB128.2 million (US$18.1 million) from RMB168.4 million in fiscal year 2019, primarily due to the reversal of share-based compensation expenses.

Amortization of intangible assets increased by 70.0% to RMB331.3 million (US$46.8 million) from RMB194.9 million in fiscal year 2019, primarily due to an increase in the amortization of intangible assets recorded as a result of the business cooperation agreement that MOGU entered into with Tencent which became effective from April 2019.

Loss from operations was RMB2,072.9 million (US$292.7 million), compared to loss from operations of RMB574.2 million in fiscal year 2019, primarily attributable to a goodwill impairment incurred which was associated with weaker-than-expected synergies created by the acquisition of Meiliworks Limited (meilishuo.com) in February in 2016. The shortfall in the realized synergies was in part due to the repositioning of the Company’s strategy towards building a KOL-driven interactive e-commerce model, as well as an increasingly competitive market environment and the impact from the outbreak of COVID-19.

Net loss attributable to MOGU Inc.’s ordinary shareholders was RMB2,223.6 million (US$314.0 million), compared to a net loss attributable to MOGU Inc.’s ordinary shareholders of RMB1,085.3 million in fiscal year 2019.

Adjusted EBITDA5 was negative RMB320.1 million (US$45.2 million), compared to negative RMB264.7 million in fiscal year 2019.

[5]

Adjusted EBITDA represents net loss before (i) interest income, loss from investments, net, income tax benefits and share of results of equity investee, goodwill impairment and (ii) certain non-cash expenses, consisting of share-based compensation expenses, amortization of intangible assets, and depreciation of property and equipment. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release...

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Adjusted net loss6 was RMB414.2 million (US$58.5 million), compared to adjusted net loss of RMB239.7 million in fiscal year 2019.

Basic and diluted loss per ADS were RMB20.45 (US$2.89) and RMB20.45 (US$2.89) respectively, compared with RMB21.74 and RMB21.74, respectively, in fiscal year 2019. One ADS represents 25 Class A ordinary shares.

Share Repurchase Plan

On May 28, 2020, the board of directors of the Company approved a new share repurchase program (the “2020 Program”) where the Company is authorized to repurchase up to US$10 million of its shares, effective until May 27, 2021.

The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size. The Company plans to fund repurchases from its existing cash balance.

Impact of COVID-19

Among other things, the outbreak of COVID-19 has caused delays in the delivery of the merchandise sold on the Company’s e-commerce platforms during the first quarter of 2020. The delivery has been gradually recovering in the second quarter of 2020. However, if the impact of COVID-19 is prolonged or worsens further, it may still disrupt the delivery. In addition, the Company has decided to exempt the charge of commissions from brand merchants that experienced various degrees of shutdowns and delays in commencement of operations due to COVID-19 in the first quarter of 2020.

At the same time, the Company has taken measures to reduce the impact of this pandemic outbreak, including, upgrading its telecommuting system, monitoring its employees’ health on a daily basis and optimizing its technology system to support potential growth in user traffic. The extent of the related impact on the Company’s financial results and business outlook depends on the future developments of the global pandemic.

As of March 31, 2020, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1,095.4 million (US$154.7 million).

Conference Call

MOGU’s management will host an earnings conference call at 7:30 AM U.S. Eastern Time on Monday, May 29, 2020 (7:30 PM Beijing/Hong Kong Time on the same day).

Dial-in numbers for the live conference call are as follows:

International:	+1 647 689 5649
Mainland China, North:	+86 108 007 141 191
Mainland China, South:	+86 108 001 401 195
United States:	+1 877 824 0239
Hong Kong:	+852 800 901 563
Passcode:	Mogu

A telephone replay of the call will be available after the conclusion of the conference call until 11:59 PM ET on June 9, 2020.

[6]

Adjusted net loss represents net loss excluding (i) loss from investments, net, (ii) share-based compensation expenses, (iii) goodwill impairment, (iv) amortization of intangible assets, (v) adjustments for tax effects. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

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Dial-in numbers for the replay are as follows:

International:	+1 416 621 4642
United States:	+1 800 585 8367
Passcode:	6952537

A live and archived webcast of the conference call will be available on the Investor Relations section of MOGU’s website at http://ir.mogu-inc.com.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as Adjusted EBITDA and Adjusted net profit/(loss) as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines Adjusted EBITDA as net loss before interest income, loss from investments, net, income tax benefits, share of results of equity investee, goodwill impairment, share-based compensation expenses, amortization of intangible assets, and depreciation of property and equipment. The Company defines Adjusted net profit/(loss) as net loss excluding loss from investments, net, share-based compensation expenses, goodwill impairment, amortization of intangible assets, and adjustments for tax effects. Beginning from the second quarter of fiscal year 2020, we combined each of (i) investment gain/(loss), (ii) gain on deconsolidation of a subsidiary and (iii) gain from investment disposals, into loss from investments. The related financial statements prior to July 1, 2019 have been recast to reflect this change. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non -recurring in nature or may not be indicative of the company’s core operating results and business outlook. The Company also believes that the non-GAAP financial measures could provide further information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non -GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the impact of COVID-19, the business outlook and quotations from management in this announcement, as well as MOGU’s strategic and operational plans, contain forward-looking statements. MOGU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about MOGU’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: COVID-19 pandemic on MOGU’s business, results of operations, financial condition and stock price; MOGU’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to MOGU’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in MOGU’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and MOGU undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About MOGU Inc.

MOGU Inc. (NYSE: MOGU) is a leading online fashion and lifestyle destination in China. MOGU provides young people with a more accessible and enjoyable shopping experience for everyday fashion, particularly as they increasingly live their lives online. Through innovative use of content, MOGU’s platform provides a vibrant and dynamic community for people to discover and share the latest fashion trends with others, and offers users a truly comprehensive shopping experience.

For investor and media inquiries, please contact:

MOGU Inc.

Raymond Huang

Phone: +86-571-8530-8201

E-mail: ir@mogu.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

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In the United States

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

8/12

MOGU INC.

Unaudited Interim Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of March 31,	As of March 31,
	2019	2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,276,710	856,567	120,970
Restricted cash	1,006	807	114
Short-term investments	212,000	238,000	33,612
Inventories, net	5,042	2,926	413
Loan receivables, net	120,901	113,111	15,974
Prepayments and other current assets	161,249	99,108	13,997
Amounts due from related parties	1,789	57	8

Total current assets	1,778,697	1,310,576	185,088

Non-current assets:
Property, equipment and software, net	11,975	14,109	1,993
Intangible assets, net	1,001,967	813,011	114,819
Goodwill	1,568,653	186,504	26,339
Investments	241,721	102,373	14,458
Other non-current assets	763	14,183	2,003

Total non-current assets	2,825,079	1,130,180	159,612

Total assets	4,603,776	2,440,756	344,700

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	17,989	17,080	2,412
Salaries and welfare payable	22,112	6,032	852
Advances from customers	1,177	103	15
Taxes payable	5,844	6,342	896
Amounts due to related parties	9,393	12,018	1,697
Accruals and other current liabilities	492,385	393,536	55,578

Total current liabilities	548,900	435,111	61,450

Non-current liabilities:
Deferred tax liabilities	2,485	21,529	3,040
Other non-current liabilities	4,722	3,644	515

Total non-current liabilities	7,207	25,173	3,555

Total liabilities	556,107	460,284	65,005

Shareholders’ equity
Ordinary shares	177	180	25
Treasury Stock	—	(6,566)	(927)
Statutory reserves	2,475	2,630	371
Additional paid-in capital	9,392,737	9,431,740	1,332,016
Accumulated other comprehensive income	77,795	201,796	28,499
Accumulated deficit	(5,425,515)	(7,649,308)	(1,080,289)

Total MOGU Inc. shareholders’ equity	4,047,669	1,980,472	279,695

Total shareholders’ equity	4,047,669	1,980,472	279,695

Total liabilities and shareholders’ equity	4,603,776	2,440,756	344,700

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MOGU INC.

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(All amounts in thousands, except for share and per share data)

	For the three months ended			For the year ended
	March 31,			March 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Commission revenues	116,498	66,346	9,370	507,728	438,274	61,896
Marketing services revenues	71,298	18,248	2,577	395,747	243,081	34,330
Other revenues	29,797	34,395	4,858	170,803	153,959	21,743

Total revenues	217,593	118,989	16,805	1,074,278	835,314	117,969
Cost of revenues (exclusive of amortization of intangible assets shown separately below)	(61,054)	(58,590)	(8,274)	(313,788)	(293,757)	(41,486)
Sales and marketing expenses	(178,203)	(78,190)	(11,043)	(743,732)	(613,183)	(86,598)
Research and development expenses	(57,210)	(32,813)	(4,634)	(236,446)	(171,137)	(24,169)
General and administrative expenses	(46,805)	(11,454)	(1,618)	(168,379)	(128,152)	(18,099)
Amortization of intangible assets	(45,012)	(87,112)	(12,303)	(194,874)	(331,294)	(46,788)
Goodwill impairment	—	—	—	—	(1,382,149)	(195,197)
Other income, net	2,620	68	10	8,761	11,472	1,620

Loss from operations	(168,071)	(149,102)	(21,057)	(574,180)	(2,072,886)	(292,748)
Interest income	9,278	6,094	861	33,700	29,312	4,140
Gain/(loss) from investments, net	—	—	—	31,236	(66,550)	(9,399)

Loss before income tax and share of results of equity investees	(158,793)	(143,008)	(20,196)	(509,244)	(2,110,124)	(298,007)
Income tax benefits	4,861	1,118	158	17,217	590	83
Share of results of equity investee	13,146	—	—	5,752	(114,104)	(16,115)

Net loss	(140,786)	(141,890)	(20,038)	(486,275)	(2,223,638)	(314,039)

Net income attributable to non-controlling interests	—	—	—	—	—	—
Net loss attributable to MOGU Inc.	(140,786)	(141,890)	(20,038)	(486,275)	(2,223,638)	(314,039)
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	(509,904)	—	—
Deemed dividend to holders of mezzanine equity	—	—	—	(89,076)	—	—

Net loss attributable to MOGU Inc’s ordinary shareholders	(140,786)	(141,890)	(20,038)	(1,085,255)	(2,223,638)	(314,039)

Net loss	(140,786)	(141,890)	(20,038)	(486,275)	(2,223,638)	(314,039)
Other comprehensive loss:
Foreign currency translation adjustments, net of nil tax	(27,057)	18,622	2,630	55,440	105,433	14,890
Share of other comprehensive income /(loss) of equity method investee	1,048	—	—	938	(145)	(20)

Unrealized securities holding gains, net of tax	18,618	25,472	3,597	25,067	18,713	2,643

Total comprehensive loss	(148,177)	(97,796)	(13,811)	(404,830)	(2,099,637)	(296,526)
Total comprehensive income attributable to non-controlling interests	—	—	—	—	—	—

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Total comprehensive loss attributable to MOGU Inc.	(148,177)	(97,796)	(13,811)	(404,830)	(2,099,637)	(296,526)

Net loss attributable to MOGU Inc’s ordinary shareholders	(140,786)	(141,890)	(20,038)	(1,085,255)	(2,223,638)	(314,039)

Net loss per share attributable to ordinary shareholders
Basic	(0.05)	(0.05)	(0.01)	(0.87)	(0.82)	(0.12)
Diluted	(0.05)	(0.05)	(0.01)	(0.87)	(0.82)	(0.12)
Net loss per ADS
Basic	(1.32)	(1.30)	(0.18)	(21.74)	(20.45)	(2.89)
Diluted	(1.32)	(1.30)	(0.18)	(21.74)	(20.45)	(2.89)
Weighted average number of shares used in computing net loss per share
Basic	2,675,956,443	2,730,786,951	2,730,786,951	1,247,998,533	2,718,827,977	2,718,827,977
Diluted	2,675,956,443	2,730,786,951	2,730,786,951	1,247,998,533	2,718,827,977	2,718,827,977
Share-based compensation expenses included in:
Cost of revenues	3,451	(3,205)	(453)	13,916	(2,747)	(388)
General and administrative expenses	25,028	(16,071)	(2,270)	64,433	17,740	2,505
Sales and marketing expenses	3,349	(631)	(89)	9,558	7,927	1,120
Research and development expenses	2,054	(3,491)	(493)	15,161	9,265	1,308

	33,882	(23,398)	(3,305)	103,068	32,185	4,545

11/12

MOGU INC.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	For the three months ended			For the year ended
	March 31,			March 31,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Net cash used in operating activities	(90,538)	(154,827)	(21,866)	(325,808)	(311,789)	(44,033)
Net cash provided by /(used in) investing activities	140,543	141,860	20,034	(82,836)	(113,150)	(15,980)
Net cash (used in)/provided by financing activities	(23,083)	(1,510)	(213)	414,872	(29,332)	(4,142)
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(16,383)	5,515	779	46,091	33,929	4,791
Net increase/(decrease) in cash and cash equivalents and restricted cash	10,539	(8,962)	(1,266)	52,319	(420,342)	(59,364)
Cash and cash equivalents and restricted cash at beginning of period	1,267,177	866,336	122,350	1,225,397	1,277,716	180,448

Cash and cash equivalents and restricted cash at end of period	1,277,716	857,374	121,084	1,277,716	857,374	121,084

MOGU INC.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

		For the three months ended March 31,			For the year ended March 31,
		2019	2020		2019	2020
		RMB	RMB	US$	RMB	RMB	US$
	Net loss	(140,786)	(141,890)	(20,038)	(486,275)	(2,223,638)	(314,039)
Add:	Share of result of equity investees	(13,146)	—	—	(5,752)	114,104	16,115
Add:	(Gain)/loss from investments, net	—	—	—	(31,236)	66,550	9,399
Less:	Income tax benefits	(4,861)	(1,118)	(158)	(17,217)	(590)	(83)
Less:	Interest income	(9,278)	(6,094)	(861)	(33,700)	(29,312)	(4,140)

	Loss from operations	(168,071)	(149,102)	(21,057)	(574,180)	(2,072,886)	(292,748)

Add:	Share-based compensation expenses	33,882	(23,398)	(3,305)	103,068	32,185	4,545
Add:	Goodwill impairment	—	—	—	—	1,382,149	195,197
Add:	Amortization of intangible assets	45,012	87,112	12,303	194,874	331,294	46,788
Add:	Depreciation of property and equipment	1,792	1,832	259	11,572	7,174	1,013

	Adjusted EBITDA	(87,385)	(83,556)	(11,800)	(264,666)	(320,084)	(45,205)

	Net loss	(140,786)	(141,890)	(20,038)	(486,275)	(2,223,638)	(314,039)
Add:	(Gain)/loss from investments, net	—	—	—	(31,236)	66,550	9,399
Add:	Share-based compensation	33,882	(23,398)	(3,305)	103,068	32,185	4,545
Add:	Goodwill impairment	—	—	—	—	1,382,149	195,197
Add:	Amortization of intangible assets	45,012	87,112	12,303	194,874	331,294	46,788
Less:	Adjusted for tax effects	(5,817)	(1,161)	(164)	(20,139)	(2,709)	(382)

	Adjusted net loss	(67,709)	(79,337)	(11,204)	(239,708)	(414,169)	(58,492)

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